

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Phillip D. Green
Chief Executive Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, Texas 78205

>   **Re: Cullen/Frost Bankers, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 6, 2014**
>   **Form 10-Q for Fiscal Period Ended June 30, 2014**
>   **Filed July 30, 2014**
>   **File No. 1-13221**

Dear Mr. Green:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Net Interest Income, page 32

1.   We note your disclosure in this section and on page 43 that you are still waiting to determine the impact of certain provisions of the Dodd-Frank Act that went into effect on July 21, 2011. Please update these sections in your next annual report.

Form 10-Q for Fiscal Period Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.   We note your disclosure regarding interest rate swap contracts and the amortization of the prime rate contract that will end in October 2014. We further note the guidance that was provided during the second-quarter earnings call to the effect that the company plans to utilize $720 million in excess liquidity to purchase municipal securities over a six-month period starting in the fourth quarter, to offset the lost swap income. In future filings, please revise to disclose such prospective information in your MD&A. For guidance, refer to Part III of Exchange Act Release No. 26831 (May 18, 1989).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director